SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

PLAYBOY ENTERPRISES, INC.
(Name of Subject Company)

PLAYBOY ENTERPRISES, INC.
(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share
Class B Common Stock, $0.01 par value per share
(Title of Class of Securities)

728117201
728117300
(CUSIP Number of Classes of Securities)

Howard Shapiro
Executive Vice President, Law and Administration, General Counsel, and Secretary
680 North Lake Shore Drive
Chicago, IL 60611
(312) 751-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Rodd M. Schreiber
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606
(312) 407-0700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.